UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Immunex Corporation

File No. 000-12406 - CF#27534

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Amgen Inc. (acquirer of Immunex Corporation) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Immunex Corporation excluded from an Exhibit to a Form 8-K filed on November 13, 2001.

Based on representations by Amgen Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2 through November 4, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sebastian Gomez Abero
Special Counsel